Exhibit 99.1

NEWS - FOR IMMEDIATE RELEASE	NYSE American: GORO

GOLD RESOURCE CORPORATION ANNOUNCES

FIRST QUARTER 2026 RESULTS

Denver, Colorado – May 7, 2026 – Gold Resource Corporation (NYSE American: GORO) (the “Company”) is pleased to announce the first quarter production results from its Don David Gold Mine. During the quarter, the Company’s production included sales of 374,232 ounces of silver, 1,548 ounces of gold, and a total gold equivalent (“AuEq”) ounces of 8,749. Total cash costs were $2,164 per AuEq ounce, and with continued investment in the mine infrastructure and drilling resulted in an all-in sustaining cost of $3,476 per AuEq ounce. The Company had a net income of $4.7 million, or $0.03 per share, for the quarter.

“We are pleased to report another strong quarter and returning the Company to positive net income, with $40.2 million in working capital and $31.0 million in cash and cash equivalents as of March 31, 2026,” said Allen Palmiere, President and CEO. “We continued to make meaningful progress in strengthening operational performance at Don David while advancing the proposed transaction with Goldgroup Mining Inc., which we expect to close in the third quarter. Our ongoing exploration programs continue to expand resources in the area surrounding the mine and the definition drilling has been improving our margins. As we work through the transaction, our team continues to focus on disciplined execution, safety, cost and grade control, and the delivery of returns for our shareholders.”

Don David Operational Highlights for the Quarter

●	In the first quarter of 2026, DDGM, located in Mexico, produced and sold a total of 8,749 AuEq ounces, comprised of 1,548 gold ounces and 374,232 silver ounces, at an average realized sales price per ounce of $5,098 and $98.09, respectively. The 74,444 total tonnes milled was 31% higher than in the same period in 2025. Metal production for gold and silver increased by 126% and 54%, respectively. Copper, lead, and zinc production also increased by 39%, 36%, and 64%, respectively.
●	During the first quarter of 2026, underground grade-control, infill, and selective expansion drilling continued to focus on near-term production targets at Arista and at the Alta Gracia project. At Arista, drilling supported production planning and refinement of the geologic model for veins within the Arista system, including the Viridiana, Gisela, Candelaria, Marena North and Splay 31 veins, as well as the Sandy and Sadie veins of the Three Sisters system. Limited surface expansion drilling also commenced during the quarter, testing the Isabel SE target. At the Alta Gracia Project, surface and underground infill and expansion drilling advanced evaluation of the Mirador and Independencia vein systems.

Merger Update

On January 26, 2026, the Company announced that it entered into a definitive arrangement agreement and plan of merger (the “Arrangement Agreement”) with Goldgroup Mining Inc. (“Goldgroup”), whereby Goldgroup agreed to acquire all of the issued and outstanding shares of the Company’s common stock (the “Transaction”). Pursuant to the Arrangement Agreement, the Company’s stockholders will receive 1.4476 common shares of Goldgroup for each share of the Company’s common stock (as adjusted by a share consolidation to be completed by Goldgroup prior to closing). The Transaction is expected to close in the third quarter of 2026, subject to customary closing conditions (including approval by the stockholders of each of the Company and

Goldgroup). The parties received unconditional approval from the Mexican National Antitrust Commission in respect of the Transaction on April 27, 2026.

Sales Statistics
	For the three months ended March 31,
	2026	2025
Metal produced and sold
Gold (ozs.)	1,548	859
Silver (ozs.)	374,232	230,320
Copper (tonnes)	69	50
Lead (tonnes)	353	277
Zinc (tonnes)	962	617
Average metal prices realized (1)
Gold ($ per oz.)	$5,098	$2,956
Silver ($ per oz.)	$98.09	$32.54
Copper ($ per tonne)	$13,649	$9,656
Lead ($ per tonne)	$1,938	$1,950
Zinc ($ per tonne)	$3,248	$2,710
Gold equivalent ounces sold
Gold Ounces	1,548	859
Gold Equivalent Ounces from Silver	7,201	2,535
Total AuEq oz	8,749	3,394

(1)	Average metal prices realized vary from the market metal prices due to final settlement adjustments from our provisional invoices. Our average metal prices realized will therefore differ from the average market metal prices in most cases.

Trending Highlights

	2025				2026
	Q1	Q2	Q3	Q4	Q1
Operating Data
Total tonnes milled	56,906	63,479	65,131	85,888	74,444
Average Grade
Gold (g/t)	0.70	0.56	1.11	0.96	1.10
Silver (g/t)	169	115	250	298	203
Copper (%)	0.18	0.13	0.16	0.16	0.15
Lead (%)	0.72	0.88	0.63	0.58	0.72
Zinc (%)	1.68	2.72	1.57	1.22	1.91
Metal production (before payable metal deductions) (2)
Gold (ozs.)	903	758	1,646	1,993	2,039
Silver (ozs.)	257,285	196,435	453,057	687,523	396,448
Copper (tonnes)	54	50	73	87	75
Lead (tonnes)	272	373	241	306	370
Zinc (tonnes)	699	1,380	784	750	1,143

(2)	The difference between what we report as "Metal Production" and "Metal Sold" is attributable to the difference between the quantities of metals contained in the concentrates we produce versus the portion of those metals actually paid for according to the terms of our sales contracts. Differences can also arise from inventory changes related to shipping schedules, or variances in ore grades and recoveries which impact the amount of metals contained in concentrates produced and sold.

First Quarter 2026 Conference Call

The Company will host a conference call on Tuesday, May 12, 2026, at 10:00 a.m. Eastern Time.

The conference call will be recorded and posted to the Company’s website later in the day following the conclusion of the call. Following prepared remarks, Allen Palmiere, President and Chief Executive Officer, Armando Alexandri, Chief Operating Officer, and Chet Holyoak, Chief Financial Officer, will host a live question and answer (Q&A) session. There are two ways to join the conference call.

To join the conference via webcast, please click on the following link:

https://onlinexperiences.com/Launch/QReg/ShowUUID=9408713A-18B6-4113-B697-6504F8C08A29

To join the call via telephone, please use the following dial-in details:

Participant Toll Free:	+1 (800) 717-1738
International:	+1 (289) 514-5100
Conference ID:	05743

Please connect to the conference call at least 10 minutes prior to the start time using one of the connection options listed above.

About GRC:

Gold Resource Corporation is a gold and silver producer, developer, and explorer with its operations centered on the Don David Gold Mine in Oaxaca, Mexico. Under the direction of an experienced board and senior leadership team, the Company’s focus is to unlock the significant upside potential of its existing infrastructure and large land position surrounding the mine in Oaxaca, Mexico and to develop the Back Forty Project in Michigan, USA. For more information, please visit the Company’s website, located at www.goldresourcecorp.com.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking words such as “plan,” “target,” “anticipate,” “believe,” “estimate,” “intend” and “expect” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, without limitation, the anticipated closing timeline for the Transaction. All forward-looking statements in this press release are based upon information available to the Company as of the date of this press release, and the Company assumes no obligation to update any such forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. The Company’s actual results could differ materially from those discussed in this press release. Forward-looking statements are subject to risks and uncertainties. Additional risks related to the Company may be found in the periodic and current reports filed with the Securities and Exchange Commission (the “SEC”) by the Company, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, as amended (the “2025 Annual Report”), which are available on the SEC’s website at https://www.sec.gov.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any securities issued in the Transaction are anticipated to be issued in reliance upon available exemptions from registration requirements pursuant to Section 3(a)(10) of the Securities Act and applicable exemptions under state securities laws. Promptly after filing its definitive proxy statement with the SEC, the Company will send the definitive proxy statement to each stockholder of the Company entitled to vote at the meeting of stockholders relating to the Transaction and the transactions contemplated in connection therewith. This communication is not a substitute for the proxy statement or for any other document that the

Company may file with the SEC and send to the Company’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov.

The Company and certain of its respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential Transaction under the rules of the SEC. Information about the directors and executive officers of the Company is set forth in the 2025 Annual Report. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement and other relevant materials to be filed with the SEC when they become available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

Contacts:

Chet Holyoak

Chief Financial Officer

Chet.Holyoak@grc-usa.com

www.GoldResourceCorp.com
303-320-7708